Exhibit 23.2

Consent of Independent Auditors'

We consent to the use of our report dated January 18, 2005, with respect to the financial statements of BELAC, LLC, included in this Annual Report (Form 10 K/A) of Sequa Corporation for the year ended December 31, 2004.

Kerkering, Barberio, & Co., P.A.

Sarasota, Florida
March 29, 2005